

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2018

Brian C. Witherow
Chief Financial Officer
Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, Ohio 44870-5259

      Re: Cedar Fair, L.P.
          Form 8-K Furnished February 14, 2018
          File No. 001-09444

Dear Mr. Witherow:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Division of Corporation Finance
                                      Office of Transportation and Leisure